Exhibit 99.1

Bright Scholar Announces its St. Michael’s School Wins the Sunday Times Welsh Independent School of the Decade Award

FOSHAN, December 3, 2020 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that St. Michael’s School in Llanelli, a Bright Scholar overseas school, has been named “The Welsh Independent School of the Decade” by Sunday Times Schools Guide published online on November 29, 2020. The prestigious award was bestowed by the Sunday Times and the Parent Power publication, acknowledging its consistent academic excellence over the past 10 years.

Mr. Jerry He, Executive Vice Chairman of Bright Scholar, commented: “Congratulations to all our staff and students at St. Michael’s School for this remarkable achievement. The award is a recognition of all our hard work and dedication over the past decades. It has filled the Bright Scholar family with pride and inspiration, especially during this extraordinary time amid the global pandemic. Bright Scholar will continue to support our schools to strive for academic excellence through leveraging the expanded resources and synergies from its global school network.”

Alastair McCall, who edits Parent Power, said St. Michael’s School deserved the award, “Always one of the leading Welsh independent schools, St. Michael’s has been on an accelerating upward curve, rising from 229th place in 2014 to 52nd in our latest ranking through five straight years of improving examination results. The 92% of A-level grades at A*, A or B grades in 2019 was astounding.”

About St. Michael’s School

The 400+ school community comprises children from the local area and overseas totalling 25 nationalities. It offers high academic standards and good pastoral support; children are also encouraged to develop their interests outside of the classroom to become well-rounded, academically able, and confident young people.

About Parent Power Publication

The 28th edition of Parent Power identifies the 2,000 highest-achieving schools in the UK, ranked by their most recently published examination results. A fully searchable national database by school name, local authority, town and postcode, together with regional rankings are available to Times and Sunday Times subscribers at: thesundaytimes.co.uk/parentpower.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of August 31, 2020, Bright Scholar operated 81 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the fiscal year ended August 31, 2020, Bright Scholar had an average of 51,825 students enrolled at its schools.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507